Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(in thousands, except per share data)

	Year Ended December 31,
	2005	2004	2003
INCOME PER SHARE—BASIC
Weighted average common shares outstanding	19,405	20,606	21,424
Net income available to common shareholders	$43,937	$33,421	$36,782
Net income per share—basic	$2.26	$1.62	$1.72
NET INCOME PER SHARE—DILUTED
Weighted average common shares outstanding	19,405	20,606	21,424
Net effect of dilutive stock options based on the treasury stock method using the average market price	198	185	190
Total	19,603	20,791	21,614
Net income available to common shareholders	$43,937	$33,421	$36,782
Net income per share—diluted	$2.24	$1.61	$1.70

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